Exhibit 99.1

Höegh LNG FRSU III Ltd. and Höegh LNG Cyprus Limited Combined Carve-out Financial Statements

Index to Höegh LNG FRSU III Ltd. and Höegh LNG Cyprus Limited Combined Carve-out Financial Statements as of and for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014

Report of Independent Auditors	2
Combined Carve-out Statement of Income as of and for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014	3
Combined Carve-out Statements of Comprehensive Income as of and for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014	4
Combined Carve-out Balance Sheets as of September 30, 2015 and December 31, 2014	5
Combined Carve-out Statements of Changes in Owner’s Equity for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014	6
Combined Carve-out Statements of Cash Flows for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014	7
Notes to the Combined Carve-out Financial Statements	8

Report of Independent Auditors

The Board of Directors of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited

We have audited the accompanying combined carve-out financial statements of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, as described in Note 1, which comprise the combined carve-out balance sheets as of September 30, 2015 and December 31, 2014 and the related combined carve-out statements of income, comprehensive income, changes in owner’s equity and cash flows for the periods then ended, and the related notes to the combined carve-out financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited at September 30, 2015 and December 31, 2014, and the combined carve-out results of their operations and their cash flows for the periods then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

September 26, 2016

2

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED
COMBINED CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars)

		Nine Months Ended September 30,	Twelve Months Ended December 31,
	Notes	2015	2014
REVENUES
Time charter revenues	3,9	$22,227	$1,269
Total revenues		22,227	1,269
OPERATING EXPENSES
Voyage expenses		(565)	(1,507)
Vessel operating expenses	9	(5,550)	(1,128)
Administrative expenses	9	(3,777)	(2,532)
Depreciation and amortization	6	(6,432)	(1,373)
Total operating expenses		(16,324)	(6,540)
Operating income (loss)		5,903	(5,271)
FINANCIAL INCOME (EXPENSE), NET
Interest income	4,9	420	4
Interest expense	4,8,9	(10,283)	(3,076)
Gain (loss) on derivative financial instruments	4,11	(104)	(41)
Other financial items, net	4	(20)	(169)
Total financial income (expense), net	4	(9,987)	(3,282)
Income (loss) before tax		(4,084)	(8,553)
Income tax expense	5	—	—
Net income (loss)		$(4,084)	$(8,553)

The accompanying notes are an integral part of the combined carve-out financial statements.

3

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED
COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

		Nine Months Ended September 30,	Twelve Months Ended December 31,
	Notes	2015	2014
Net income (loss)		$(4,084)	$(8,553)
Unrealized gain (loss) on cash flow hedge	11	(1,924)	(1,755)
Other comprehensive income (loss), net of tax		(1,924)	(1,755)
Comprehensive income (loss)		$(6,008)	$(10,308)

The accompanying notes are an integral part of the combined carve-out financial statements.

4

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED
COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

		As of September 30,	As of December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	10	$7,695	$824
Amounts due from owners and affiliates	9	4,101	4
Inventory		1,038	912
Prepaid expenses and other receivables		199	558
Total current assets		13,033	2,298
Long-term assets
Vessels, net of accumulated depreciation	6,9,12	296,296	290,040
Other equipment	6,9	—	3,250
Derivative financial instruments	10,11	—	392
Other long-term assets		86	—
Total long-term assets		296,382	293,682
Total assets		$309,415	$295,980
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	8,10	$13,146	$12,679
Trade payables		311	2,152
Amounts due to owners and affiliates	9	773	2,254
Loans and promissory notes due to owners and affiliates	9,10	—	125,853
Derivative financial instruments	10,11	1,837	2,188
Prepaid and deferred revenue		—	61
Accrued liabilities and other payables	7	4,304	1,256
Total current liabilities		20,371	146,443
Long-term liabilities
Long-term debt	8,10	168 ,066	170,733
Derivative financial instruments	10,11	1,987	—
Total long-term liabilities		170,053	170,733
Total liabilities		190,424	317,176
EQUITY
Owner’s equity		122,670	(19,441)
Accumulated other comprehensive income (loss)		(3,679)	(1,755)
Total equity		118,991	(21,196)
Total liabilities and equity		$309,415	$295,980

The accompanying notes are an integral part of the combined carve-out financial statements.

5

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

		Accumulated
		Other
	Owner’s	Comprehensive	Total
	Equity	Income (Loss)	Equity
Combined carve-out balance as of December 31, 2013	$44	—	$44
Net income (loss)	(8,553)	—	(8,553)
Other comprehensive income (loss)	—	(1,755)	(1,755)
Carve-out contribution from (distributions to) owner, net	(10,932)	—	(10,932)
Combined carve-out balance as of December 31, 2014	(19,441)	(1,755)	(21,196)
Net income (loss)	(4,084)	—	(4,084)
Other comprehensive income (loss)	—	(1,924)	(1,924)
Carve-out contribution from (distributions to) owner, net	(220)	—	(220)
Transfer of promissory note receivable as equity contribution (note 13)	173,862	—	173,862
Dividend paid to owners (note 13)	(27,447)	—	(27,447)
Combined carve-out balance as of September 30, 2015	$122,670	(3,679)	$118,991

The accompanying notes are an integral part of the combined carve-out financial statements.

6

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

		Nine Months Ended September 30,	Twelve Months Ended December 31,
	Notes	2015	2014
OPERATING ACTIVITIES
Net loss		$(4,084)	$(8,553)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		6,432	1,373
Deferred revenue		(61)	61
Changes in accrued interest expense		387	1,265
Unrealized loss (gains) on financial instruments		104	41
Amortization of deferred debt issuance cost		426	96
Other adjustments		(86)	—
Changes in working capital:
Other receivables		—	275
Amounts due from owners and affiliates		(4,097)	(4)
Inventory		(126)	(912)
Prepaid expenses and other receivables		359	(558)
Trade payables		(1,841)	2,094
Amounts due to owners and affiliates		230	2,254
Accrued liabilities and other payables		3,172	114
Net cash provided by (used in) operating activities		815	(2,454)

INVESTING ACTIVITIES
Expenditure for vessel and newbuildings		(12,688)	(200,742)
Expenditure for other equipment		(5,111)	(3,250)
Disposal of other equipment	13	5,807	—
Net cash provided by (used in) investing activities		(11,992)	(203,992)

FINANCING ACTIVITIES
Proceeds from long-term debt		7,000	188,200
Repayment of long-term debt		(9,626)	(2,253)
Proceeds from loans and promissory notes due to owners and affiliates	13	32,739	34,886
Repayment of loans and promissory notes due to owners and affiliates	13	(7,359)	—
Contributions from (distributions to) owners		(220)	(10,932)
Dividend paid to owners	13	(4,486)	—
Payment of debt issuance cost		—	(2,631)
Net cash provided by (used in) financing activities		18,048	207,270

Increase (decrease) in cash and cash equivalents		6,871	824
Cash and cash equivalents, beginning of year		824	—
Cash and cash equivalents, end of period		$7,695	$824

The accompanying notes are an integral part of the combined carve-out financial statements.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG FSRU III Ltd., a Cayman Islands company, is an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”). A subsidiary of Höegh LNG entered into a shipbuilding contract with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the delivery of the Höegh Gallant, a floating storage regasification unit (the “FSRU” or the “vessel”). A subsidiary of Höegh LNG sold the Höegh Gallant to Höegh LNG FSRU III Ltd. as of delivery date of the FSRU by HHI. The Höegh Gallant was delivered on November 4, 2014. Hoegh LNG Cyprus Limited was incorporated on December 30, 2014 and is a 100% owned subsidiary of Höegh LNG FSRU III Ltd. Hoegh LNG Cyprus Limited registered a free zone branch in Egypt, Hoegh LNG Cyprus Limited Egypt Branch (“the Egypt Branch”), in April 2015 with the right to operate and maintain the FSRU for a period of ten years. Höegh LNG FSRU III Ltd. sold the Höegh Gallant to Hoegh LNG Cyprus Limited on April 1, 2015 for the purpose of operating the FSRU by the Egypt Branch.

These combined carve-out financial statements, which include the carve-out assets, liabilities, revenues, expenses and cash flows related to the Höegh Gallant of Hoegh LNG (prior to the sale of the FSRU to Höegh LNG FSRU III Ltd.) and the individual financial statements of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, including the Egypt Branch, have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-05 of Regulation S-X.

Activities related to the Höegh Gallant carved-out of Höegh LNG, Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, including the Egypt Branch, are collectively referred to in these combined carve-out financial statements as the “FSRU owning entities” or the “Combined entities”.

In April 2015, the Höegh Gallant began operating under a long term time charter that expires in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a 100% owned subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) that expires in April 2020.

Subsidiaries of Höegh LNG provided building supervision, commercial and technical operations of the Höegh Gallant for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014.

Under Cayman Islands law, Höegh LNG FSRU III Ltd. may only pay distributions out of profits or capital reserves if it is solvent after the distribution. Dividends from Hoegh LNG Cyprus Limited may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Hoegh LNG Cyprus Limited would remain in compliance with the financial covenants under the Gallant/Grace facility (refer to note 8).

The following table lists the entities combined in these combined financial statements and their purpose as of September 30, 2015.

Name	Jurisdiction of Incorporation or Registration	Purpose
Höegh LNG FSRU III Ltd. (100% owned)	Cayman Islands	Owns Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited

2. Significant accounting policies

a. Basis of presentation

The combined carve-out financial statements are prepared in accordance with US GAAP. All inter-company balances and transactions are eliminated.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of November 4, 2014, Höegh LNG FSRU III Ltd. acquired 100% ownership of the Höegh Gallant, along with associated assets and liabilities. As of April 1, 2015, Hoegh LNG Cyprus Limited acquired 100% ownership in the Höegh Gallant, along with associated assets and liabilities. Both transactions were accounted for as reorganization of entities under common control, the transfer of other net assets has been recorded at Höegh LNG’s historical book value as adjusted to be in accordance with US GAAP.

b. Carve-out principles

For the nine months ended September 30, 2015 and the twelve months ended December 31, 2014, the combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP.

The combined carve-out financial statements include the financial statements of Höegh LNG FSRU III Ltd. (the owner of the Höegh Gallant from November 4, 2014 up to April 1, 2015) and Hoegh LNG Cyprus Limited (owner of the Höegh Gallant as of April 1, 2015), including the Egypt Branch. For periods prior to the transfer of the Höegh Gallant to Höegh LNG FSRU III Ltd., the newbuilding activities of the Höegh Gallant and its related assets, liabilities, revenues, expenses and cash flows are included in the combined carve-out financial statements.

Prior to the transfer of the Höegh Gallant to Höegh LNG FSRU III Ltd. on November 4, 2014, Höegh Gallant was not operated as a discrete unit or included in a single purpose legal entity. Accordingly, the FSRU has been “carved-out” of Höegh LNG’s assets, liabilities, revenues, expenses and cash flows as they relate to the Höegh Gallant through the use of the information system of Höegh LNG.

Höegh LNG’s accounting system tracks capital expenditures and expenses by project code, including the capitalized cost of newbuilding and projects under construction, administration costs for those working on such projects through Höegh LNG’s time-write system, commitment fees and deferred debt issuance cost for related financing and certain expenses related to contracts. Höegh LNG’s time-write system records project team and administration staff hours worked on specific vessels or by project code for purposes of recording associated staff costs and overhead. Accordingly, for periods prior to November 4, 2014, the capitalized cost of the construction of the Höegh Gallant, associated costs and related balances have been specifically identified based on project codes for the purpose of preparing the combined carve-out financial statements.

Cash, working capital items, amounts due to owners and affiliates and equity balances are not tracked by project code. Cash and restricted cash were not allocated to the carve-out financial statements unless specific accounts were identified. Working capital items and accruals were reviewed at the transaction level to identify those specifically related to the construction of the Höegh Gallant. The share of loans due to owners and affiliates related to the financing of the construction in progress and the related interest expense have been allocated to the combined carve-out financial statements.

In addition, there are administrative expenses of Höegh LNG or, subsequent to August 12, 2014 (the date of the Initial Public Offering (“IPO”)), of Höegh LNG Partners LP, that cannot be attributed to a specific vessel or project directly. The administrative expenses include undistributed corporate management expenses, administrative staff’s salary expenses and benefits and general and administrative expenses. These undistributed administrative expenses have been allocated to the combined carve-out financial statements based on the number of vessels, newbuildings and business development projects in Höegh LNG’s fleet, joint ventures and operations or the number of entities that are part of Höegh LNG Partners LP.

Subsidiaries of Höegh LNG have provided the commercial and technical services for the Höegh Gallant, including supervision of newbuilding, and employ the crews that work on the Höegh Gallant. Accordingly, the Combined entities are not liable for any pension or post retirement benefits, since they have had no direct employees for the nine months ended September 30, 2015 or the twelve months ended December 31, 2014.

Income tax expense has been allocated to the Combined entities on a separate return basis. Höegh LNG FSRU III Ltd. and the Egypt Branch are not liable for income taxes to the Cayman Islands and Egypt, respectively.

Management has deemed the allocations reasonable to present the financial position, results of operations, and cash flows of the Combined entities on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined entities may differ from those that would have been achieved had the Combined entities operated autonomously for all years since stand alone administrative expenses for legal, treasury and management could differ from allocated amounts. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Combined entities.

9

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

c. Accounting policies

Foreign currencies

The reporting currency in the combined carve-out financial statements is the U.S. dollar, which is the functional currency of the FSRU-owning entities. Most revenues are received in U.S. dollars and a majority of the expenditures for investments and all of the long-term debt are denominated in U.S. dollars. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. Resulting gains or losses are reflected in the accompanying combined carve-out statements of income.

Time charter revenues and related expenses

Time charter revenues:

The time charter of the Höegh Gallant is accounted for as an operating lease. The hire rate under the Höegh Gallant time charter has only one component, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services as well as the operating and maintenance costs of the vessel, including manning costs, the cost of spare parts and any tax incurred. The hire rate is payable 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the vessel owner and the charterer from time to time. Time charter revenues are presented net of any type of sales tax.

The lease element of the time charter is accounted for as an operating lease and is recognized on a straight line basis over the term of the charter. Revenues for the lease element are not recognized for days that the FSRU is off-hire.

The service element of the time charter is recognized as revenues as services are performed. Revenues for the services element are not recognized for days that the FSRU is off-hire.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage. When the vessel is on hire under the time charter, voyage expenses are generally the responsibility of, and paid directly by the charterer and not included in the income statement. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and technical management fees. Höegh LNG subsidiaries provide the technical operation services of the FSRU. Vessel operating expenses also include bunker fuel expenses when the vessel is on-hire and the expenses are not directly paid by the charterers.

Voyage expenses, if applicable, and vessel operating expenses are expensed when incurred.

Insurance claims

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off hire are considered gain contingencies, which are recognized when the proceeds are received.

Income taxes

Income taxes are based on a separate return basis. Income taxes are accounted for using the liability method.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

10

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized in the combined carve-out financial statements. Interest and penalties related to uncertain tax positions is recognized in income tax expense in the combined carve-out statements of income.

Cash and cash equivalents

Cash, banks deposits, time deposits and highly liquid investments with original maturities of three months or less are recognized as cash and cash equivalents.

Amounts due from owners and affiliates and allowance for doubtful accounts

Amounts due from owners and affiliates are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the nine months ended September 30, 2015 and was $0 for the twelve months ended December 31, 2014.

Inventory

Inventory consists of bunker fuel maintained on the FSRU, if it is owned by the FSRU-owning entity. Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Vessel

All costs incurred during the construction of the FSRU newbuilding, including interest and supervision and technical costs, are capitalized. The vessel is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life of 35 years, less an estimated residual value.

Modifications to the vessel, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessel, are capitalized. These expenditures are amortized over the estimated useful life of the modification.

Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For a newly built vessel, the "built-in overhaul" method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are capitalized. Costs incurred related to routine repairs and maintenance performed during drydocking is expensed.

Impairment of long-lived assets

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of a vessel is assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the vessel.

11

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Derivative instruments

Interest rate swaps are used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions.

All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative financial instruments in the combined carve-out balance sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract qualifies for hedge accounting.

For derivative financial instruments that are not designated or that do not qualify for hedge accounting, the changes in the fair value of the derivative financial instruments are recognized in earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

For derivative financial instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the derivative that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the combined carve-out statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the combined carve-out statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the combined carve-out statement of income.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire. Deferred revenues include payments from the charterer for which the earnings process is not yet complete.

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct reduction from the outstanding principal of the related debt in the combined carve-out balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include the useful lives of the vessel, drydocking, the valuation of derivatives and allocation of expenses for the carve-out financial statements.

Recent accounting pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Combined entities implemented the guidance as of September 30, 2015 and adjusted the balance sheet as of December 31, 2014 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $2.5 million as of December 31, 2014.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

There are no other recent accounting pronouncements, whose adoption had a material impact on the combined carve-out financial statements in the current year.

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the FASB. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2017 and early adoption is not permitted. The Combined entities are currently assessing the impact the adoption of this standard will have on combined carve-out financial statements.

In February 2016, the FASB issued revised guidance for leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Combined entities are currently assessing the impact the adoption of this standard will have on the combined carve-out financial statements.

3. Time charter revenues

Following the delivery of the Höegh Gallant from the yard in November 2014, the FSRU was employed until the middle of January 2015 on a short term contract as an LNG carrier. The time charter with EgyptCo began in April 2015.

As of September 30, 2015, the minimum contractual future revenues to be received under the time charter during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2015 (October 1, 2015 to December 31, 2015)	$12,575
2016	49,617
2017	49,617
2018	49,617
2019	49,617
2020	16,539
Total	$227,582

The time charter for the Höegh Gallant with EgyptCo, a subsidiary of Höegh LNG, has an initial term of five years from April 2015 and the contract expires April 2020. The lease element of the time charter is accounted for as an operating lease. The minimum contractual future revenues in the table above include the fixed payments for the lease element and the services element which also covers the vessel operating expenses and sales taxes.

13

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Nine Months Ended September 30,	Twelve Months Ended December 31,
(in thousands of U.S. dollars)	2015	2014
Interest income	$420	$4
Interest expense:
Interest expense	(9,813)	(4,620)
Commitment fees	(44)	(1,776)
Amortization of deferred debt issuance cost	(426)	(96)
Capitalized interest	—	3,416
Total interest expense	(10,283)	(3,076)
Unrealized gain (loss) on derivative instruments	(104)	(41)
Other financial items, net:
Foreign exchange gain (loss)	(4)	48
Bank charges and fees and other	(16)	(217)
Total other financial items, net:	(20)	(169)
Total financial income (expense), net	$(9,987)	$(3,282)

Interest expense for the nine months ended September 30, 2015 and for the twelve months ended December 31, 2014 included interest expense of $3,435 and $2,732, respectively, on loans and promissory notes due to owners and affiliates (note 9). The unrealized gain (loss) on derivative instruments related to the interest rate swaps (note 11).

5. Income tax

Income tax expense has been prepared for the Combined entities on a separate returns basis. Höegh LNG FSRU III Ltd. and the Egypt Branch are not liable for income taxes to the Cayman Islands and Egypt, respectively. In addition, the subsidiary of Höegh LNG that owned the newbuilding prior to the transfer to Höegh LNG FSRU III Ltd. is not subject to income taxes. The activities of Höegh LNG Cyprus Limited, excluding the activities of the Egypt Branch, are subject to income tax in Cyprus at a corporate tax rate of 12.5%. As of September 30, 2015, Höegh LNG Cyprus Limited had a tax loss carryforward of $134 which will expire in year 2020. The deferred tax asset for the tax loss carryforward was $17 as of September 30, 2015.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Cyprus, it was concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A valuation allowance of $17 was established reducing the deferred tax asset for the tax loss carryforward to zero as of September 30, 2015.

14

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Vessels, net of accumulated depreciation

	New-		Dry-
(in thousands of U.S. dollars)	building	Vessel	docking	Total
Historical cost December 31, 2013	$90,671	—	—	$90,671
Additions	200,742	—	—	200,742
Transfer from newbuilding	(291,413)	287,413	4,000	—
Historical cost December 31, 2014	—	287,413	4,000	291,413
Accumulated depreciation December 31, 2013	—	—	—	—
Depreciation for the twelve months ended December 31, 2014	—	(1,240)	(133)	(1,373)
Accumulated depreciation December 31, 2014	—	(1,240)	(133)	(1,373)
Vessel, net December 31, 2014	$—	286,173	3,867	$290,040

	New-		Dry-
(in thousands of U.S. dollars)	building	Vessel	docking	Total
Historical cost December 31, 2014	$—	287,413	4,000	$291,413
Additions	—	12,688	—	12,688
Historical cost September 30, 2015	—	300,101	4,000	304,101
Accumulated depreciation December 31, 2014	—	(1,240)	(133)	(1,373)
Depreciation for the nine months ended September 30, 2015	—	(5,832)	(600)	(6,432)
Accumulated depreciation September 30, 2015	—	(7,072)	(733)	(7,805)
Vessel, net September 30, 2015	$—	293,029	3,267	$296,296

On November 4, 2014, the Höegh Gallant was delivered from HHI and the capitalized cost in the newbuilding account was transferred on the balance sheet to the vessel account. Total capitalized interest is $8.7 million of which $3.4 million is capitalized in 2014. Refer to note 4. Depreciation on the vessel began upon delivery. The Höegh Gallant entered a shipyard in January 2015 for modifications required for the contract with EgyptCo.

As of December 31, 2014, other equipment consisted of land-based equipment under construction which was sold upon completion for its book value to a subsidiary of Höegh LNG on May 1, 2015.

7. Accrued liabilities

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Accrued external interest expense	$845	$969
Accrued capital expenditures for vessel	2,454	—
Other accruals	1,005	287
Accrued liabilities	$4,304	$1,256

15

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Long-term debt

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Gallant facility	$183,321	$185,947
Unamortized debt issuance cost	(2,109)	(2,535)
Total debt net of unamortized debt issuance cost	181,212	183,412
Less: Current portion of long-term debt	(13,146)	(12,679)
Long-term debt	$168,066	$170,733

Gallant/Grace facility

Hoegh LNG Cyprus Limited, together with Höegh LNG FSRU IV Ltd., a subsidiary of Höegh LNG and the owner of the newbuilding Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for purpose of financing a portion of the Höegh Gallant and the Höegh Grace. As of September 30, 2015, the Höegh Grace had not been delivered from the shipyard and no amounts had been drawn related to the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant, an assignment of Hoegh LNG Cyprus Limited’s rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s and EgyptCo’s cash accounts. Höegh LNG has provided a pledge of shares in Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, and Höegh LNG has provided a pledge of shares in EgyptCo as security for the facility. As of September 30, 2015, Höegh LNG and Höegh LNG FSRU III Ltd. are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and will include a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility will be cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers are joint and several.

The interest rates vary by tranche. The two commercial tranches related to the Gallant facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The export credit tranche is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.7% for the nine months ended September 30, 2015.

Commitment fees for the Gallant facility were 1.08% and 0.72% of the undrawn portions of the commercial tranches and the export credit tranche, respectively. There is no unused portion of the commercial tranches and the export credit tranche as of September 30, 2015. There are no other lines of credit or revolving credit facilities for short- or long-term financing as of September 30, 2015.

As of September 30, 2015, the primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

▪	$20 million,
▪	5% of total combined indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligations.
•	Hoegh LNG Cyprus Limited must maintain
o	Current assets greater than current liabilities.

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of September 30, 2015, Höegh LNG and Hoegh LNG Cyprus Limited were in compliance with the financial covenants under the Gallant/Grace facility. As of December 31, 2014, there was compliance with the applicable covenants as of that date.

The Gallant/Grace facility includes provisions which come into effect in the event that Höegh LNG Partners LP acquires either the Höegh Gallant or the Höegh Grace. In such an event, Höegh LNG Partners LP becomes a Guarantor of the Gallant/Grace facility, certain covenants apply to Höegh LNG Partners LP, certain restrictions can apply to banks exercising security rights if both FSRUs are not acquired, and the acquired borrower must maintain a ratio of EBITDA to debt service (principal payments, guarantee commission and interest expense) of a minimum of 115%.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of each of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

The outstanding long-term debt as of September 30, 2015 is repayable as follows:

(in thousands of U.S. dollars)
2015 (October 1, 2015 to December 31, 2015)	$3,286
2016	13,146
2017	13,146
2018	13,146
2019	140,597
Total	$183,321

9. Related party transactions

The Combined entities were an integrated part of Höegh LNG for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014. As described in note 1, subsidiaries of Höegh LNG have agreements for the provision of building supervision, technical and commercial management services for the Höegh Gallant. As described in note 2 b., certain administrative expenses have been included in the combined carve-out financial statements of the Combined entities based on actual hours incurred. In addition, management has allocated certain unallocated administrative expenses based on the number of vessels, newbuildings and business development projects of Höegh LNG or the number of entities that are part of Höegh LNG Partners LP.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts included in the combined carve-out statements of income for the nine months ended September 30, 2015 and twelve months ended December 31, 2014 or capitalized in the combined carve-out balance sheets as of September 30, 2015 and December 31, 2014 are as follows:

	Nine Months Ended	Twelve Months Ended
Statement of income:	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Revenues:
Time charter revenue Höegh Gallant (1)	$21,263	$—
Operating expenses:
Vessel operating expenses (2)	(4,284)	(1,124)
Hours and overhead (3)	(1,596)	(1,789)
Allocated administrative expenses (4)	(278)	(473)
Gain (loss) on sale of land-based equipment to EgyptCo (5)	—	—
Financial income (expense):
Interest income from Höegh LNG and affiliates (6)	420	—
Interest expense and commitment fees from Höegh LNG (7)	(3,435)	(823)
Total	$12,090	$(4,209)

	As of	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding and Vessel
Vessel and newbuilding supervision cost (8)	$698	$2,774
Interest expense capitalized from Höegh LNG (9)	—	1,909
Total long-term assets	$698	$4,683

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Allocated administrative expenses: As described in note 2 b. for the period from January 1, 2014 to August 12, 2014, certain administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from August 12, 2014 to September 30, 2015, unallocated administrative expenses of Höegh LNG Partners LP have been allocated based upon the number of entities that are part of Höegh LNG Partners LP.
5)	Gain (loss) on sale of land-based equipment to EgyptCo: On May 1, 2015, land-based equipment was sold for $8,361 to EgyptCo, a subsidiary of Höegh LNG, for an intercompany interest bearing receivable. The sales price was the same as the carrying value of the equipment and, therefore, there was no gain or loss on the sale. The sales proceeds of $8,361 were settled in September 2015 by offsetting an intercompany liability of $2,554 and the receipt of $5,807 in cash.
6)	Interest income received from Höegh LNG and affiliates: Höegh LNG and its affiliates had intercompany interest bearing loans from the Combined entities for part of 2015 which were settled during September 2015.
7)	Interest expense charged from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes for funding the construction of the Höegh Gallant. Refer to “Amounts, loans and promissory note due to owners and affiliates” below. Refer to 9) below which describes the interest expense, which was capitalized.
8)	Vessel and newbuilding supervision cost: Subsidiaries of Höegh LNG manage the newbuilding process including site supervision, the manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9)	Interest expense capitalized charged from Höegh LNG and affiliates: As described under 7) above, Höegh LNG and its affiliates have provided funding for the newbuilding, Höegh Gallant, which qualify under US GAAP as capitalized interest for the construction in progress.

Receivables, payables and major transactions with related parties

Amounts, loans and promissory note due to owners and affiliates

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Amounts due from owners and affiliates	$4,101	$4

Amounts due from owners and affiliates relates to trade receivables for the lease of the Höegh Gallant from EgyptCo as of September 30, 2015.

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Amounts due to owners and affiliates	$773	$2,254

Amounts due to owners and affiliates principally relates to trade payables for the provision of services for operating activities as of September 30, 2015 and December 31, 2014 by subsidiaries of Höegh LNG. The balance does not bear interest.

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Loans and promissory notes due to owners and affiliates	$—	$125,853

Höegh LNG and its affiliates have provided loans and promissory notes for the construction of the Höegh Gallant. The promissory notes bear interest at three month LIBOR plus a margin of 2.5%. The promissory notes and accrued interest are payable on demand.

Prior to transfer of the Höegh Gallant to Höegh LNG FSRU III Ltd. and the establishment of the promissory note on November 4, 2014, the carve-out financial statements included an allocation of promissory notes and interest expense from a subsidiary of Höegh LNG for the funding of construction of the Höegh Gallant.

On November 4, 2014, the Höegh Gallant and associated net assets were transferred from a subsidiary of Höegh LNG to Höegh LNG FSRU III Ltd. for consideration in the form of a promissory note valued as the transfer price of the FSRU less the acquired long-term debt (refer to note 8). The transfer was accounted for as a common control transaction and the assets and liabilities were recorded at the carryover basis of Höegh LNG.

On April 1, 2015, the Höegh Gallant including the related internal promissory note due to a subsidiary of Höegh LNG and external financing of the vessel was sold to Hoegh LNG Cyprus Limited, a 100% owned subsidiary of Höegh LNG FSRU III Ltd. for consideration in the form of an additional promissory note. The transfer was accounted for as a common control transaction and the assets and liabilities were recorded at the carryover basis.

During September 2015, the intercompany funding of the Combined entities was restructured. An intercompany receivable for a promissory note due from a subsidiary of Höegh LNG was forgiven as a non cash dividend of $23.0 million. In addition, the receivable for the promissory note due from Hoegh LNG Cyprus Limited of $173.9 million was transferred to Höegh LNG FSRU III Ltd. as a contribution to equity. As of September 30, 2015, the outstanding balance for the receivable of Höegh LNG FSRU III Ltd. and the liability of Hoegh LNG Cyprus Limited related to the promissory note eliminated in consolidation and the balance was zero for the combined carve-out balance sheet.

19

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The outstanding loans and promissory notes due to owners and affiliates are denominated in U.S. dollars and had weighted average interest rate for the nine months ended September 30, 2015 and twelve months ended December 31, 2014 of 2.7% and 2.8%, respectively.

10. Financial instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the combined carve-out balance sheets since the amounts are payable on demand. Refer to note 11.

Gallant facility – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Combined Entities.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves, adjusted for the Combined entities credit worthiness and the credit worthiness of the counterparty to the derivative, as appropriate.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$7,695	7,695	824	$824
Derivative financial instruments	2	(3,824)	(3,824)	(1,796)	(1,796)
Other:
Loans and promissory notes due to owners and affiliates	2	—	—	(125,853)	(125,853)
Gallant facility	2	$(181,212)	(184,698)	(183,412)	$(187,414)

20

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of	As of
Class of Financing Receivables	Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2015	2014
Amounts due from owners and affiliates	Payment activity	Performing	$4,101	$4

11. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most revenues and expenditures for newbuildings and vessel modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the nine months ended September 30, 2015 and the twelve months ended December 31, 2014, no derivative financial instruments have been used to manage foreign exchange risk. For the nine months ended September 30, 2015, the revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during 2015. As of September 30, 2015, there was only one official published rate for the Egyptian pounds which is applied in the combined carve-out financial statements for revenues, expenses, assets and liabilities as required by US GAAP guidance. Egyptian authorities set the official published rates which are subject to devaluation. The Combined entities classify cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash. As of September 30, 2015, long-term restricted cash in Egyptian pounds was zero. Monetary assets denominated in Egyptian pounds are subject to devaluation risk. Based on the outstanding balances of monetary assets and liabilities as of September 30, 2015, a 15% reduction in the Egyptian pounds to U.S. dollar rate would result in a foreign exchange loss of approximately $0.1 million.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on outstanding floating-rate debt. As of September 30, 2015 and December 31, 2014, there are interest rate swap agreements on the Gallant facility floating rate debt that are designated as cash flow hedges for accounting purposes.

As of September 30, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$146,250	3,824	Sept 2019	1.9%

(1)	Excludes the margins paid on the floating-rate debt.

(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

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HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

There are three forward starting swap agreements with similar terms for a total notional amount of $146.3 million related to the Gallant facility. The swaps amortize to match the debt amortization of the Gallant facility until the repayment date in September 2019. The swaps exchange 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 1.9105% to 1.9145%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest for $146.3 million of the commercial tranches of the Gallant facility.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined carve-out balance sheets.

	Long-term	Current	Long-term
	assets:	liabilities:	liabilities:
	derivative	derivative	derivative
	financial	financial	financial
(in thousands of U.S. dollars)	instruments	instruments	instruments
As of September 30, 2015
Interest rate swaps	$—	1,837	$1,987
As of December 31, 2014
Interest rate swaps	$392	2,188	$—

The following effects of cash flow hedges relating to interest rate swaps are included in losses on derivative financial instruments in the combined carve-out statements of income for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014.

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Realized gains (losses)	$—	$—
Unrealized gains (losses)	(104)	(41)
Gain (loss) on derivative financial instruments	$(104)	$(41)

The effect of cash flow hedges relating to interest rate swaps on other comprehensive income (loss) (“OCI”) and changes in accumulated OCI in the combined carve-out statements of changes in owner’s equity is as follows for the nine months ended and as of September 30, 2015 and for the twelve months ended and as of December 31, 2014:

(in thousands of U.S. dollars)	Cash Flow Hedge Gains (Losses)	Accumulated OCI
Balance as of December 31, 2013	$—	$—
Effective portion of unrealized loss on cash flow hedge	(1,755)	(1,755)
OCI for period	$(1,755)
Balance as of December 31, 2014		$(1,755)

Balance as of December 31, 2014	$(1,755)	$(1,755)
Effective portion of unrealized loss on cash flow hedge	(1,924)	(1,924)
OCI for period	$(1,924)
Balance as of September 30, 2015		$(3,679)

22

HÖEGH LNG FSRU III LTD. AND HOEGH LNG CYPRUS LIMITED

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

There are no tax effects included in OCI.

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, amounts due from owners and affiliates and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for the vessel so there is a concentration of risk related to amounts due from owners and affiliates. Credit risk related to amounts due from owners and affiliates is limited by performing ongoing credit evaluations of the charterer's or its customer’s financial condition. No collateral or other security is required. No losses were incurred relating to the charterer for the nine months ended September 30, 2015 and twelve months ended December 31, 2014. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

12. Commitments and contingencies

Assets pledged

The following table summarizes the assets pledged for debt facilities as of September 30, 2015 and December 31, 2014:

	As of	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Book value of vessel secured against long-term loans	$296,296	$290,040

Contractual commitments, claims and contingencies

As of September 30, 2015, there were no material contractual commitments, claims or contingencies.

13. Supplemental cash flow information

	Nine Months Ended	Twelve Months Ended
	September 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Supplemental disclosure of non-cash investing activities
Non-cash settlement of disposal of asset	$(2,554)	$—

Supplemental disclosure of non-cash financing activities
Non-cash capital contribution from transfer of promissory note receivable	173,862	—
Non-cash dividend to owners	$(22,961)	$—

14. Subsequent events

Management evaluated subsequent events through September 26, 2016.

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